# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Scaeva Technologies, Inc.
1245 Day Road
Gilroy, CA 95020
https://scaevatech.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Scaeva Technologies, Inc.
**Address:** 1245 Day Road, Gilroy, CA 95020
**State of Incorporation:** DE
**Date Incorporated:** May 22, 2018

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 5,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 535,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00
**Minimum Investment Amount (per investor):** $500.00

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-Based:**

Super Early Bird Bonus

Invest within the first 5 days and receive an additional 20% bonus shares.

Early Bird Bonus

Invest within the next 14 days and receive an additional 10% bonus shares.

Amount-Based:

Invest $3,000 or more and receive 3% bonus shares.

Invest $5,000 or more and receive 5% bonus shares

Invest $10,000 or more and receive 10% bonus shares.

*All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Scaeva Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Scaeva Technologies, Inc. is engaged in licensing high-precision acoustic models and related audio rendering technology to other companies (B2B) and intends to profit from the sale of spatial acoustic NFTs. Applications include or will include emulating multi-million dollar recording studios for content creators, performance venues for virtual concerts in the metaverse, ideal listening environments selected by consumers to maximize their emotional connection to music and movie content, as well as health and wellness applications intended to improve physical performance, anxiety, stress reduction, and others.

Scaeva's technology, InSitu Sound (TM), was first deployed in a professional headphone platform for content creators and has been in daily use by thousands of mix engineers, producers, and artists worldwide for over a year. Scaeva's next-generation product has been developed and is ready for beta testing. InSitu Gen 2 embeds InSitu Sound within full-featured premium headphone electronics featuring Scaeva's exclusive Quadvolution (TM) signal chain processing logic as a system-on-a-chip, Bluetooth, digital and analog connectivity, and phone call management, all managed through an easy-to-use smartphone app.

Scaeva intends to expand the application of its patented technology into the metaverse to enable unprecedented virtual acoustic experiences. Most AR/VR investments to-date have been in 3D visual technologies; Scaeva's exclusive technology brings an equivalent level of immersion to the sound.

Scaeva has also developed a standard method of packaging, distributing, and applying acoustic environments in a self-contained bundle, as LiveSpaces (TM). The Company intends to mint LiveSpace NFTs, enabling collectors to own the acoustics of high-value iconic locations as investments, as well as fractionalizing venue NFTs to enable profiting by delivering spatial audio as a service for metaverse concerts, fitness, health and wellness, and realistic remote theatre experiences.

## Corporate History

The Company was initially organized as a California corporation on March 10, 2017 and converted into a Delaware corporation on May 22, 2018.

## Intellectual Property

Scaeva has filed eight patents to-date, summarized below:

1. ScaevaSAFE - End-to-end encryption, for the production and distribution of audio, TV and film content (granted, US 10,929,549-B1)

2. Integration of EEG brainwave detection, sensor fusion and controlled content decryption within a headphone device (granted, US 11,272,288)

3. Advanced audio processing functions to precisely emulate the acoustics of 3D physical spaces (filed, US 16/927,792)

4. Method to improve headphone frequency response through bass ports which interface with the ear cushion (filed, US 17/383,337)

5. A new, original and ornamental design for a headphone (filed, US 29,751,418)

6. Method to improve the efficiency and accuracy of real-time multi-stream convolution (filed, US 17/481,936)

7. Method to offload high intensity audio processing to the charging dock of earbuds (provisional filed, 63/222,030)

8. Method to insert spatial audio filters into streaming content sources; LiveSpace format; spatial acoustic NFTs (filed, US 17/702,737)

Other IP: The Scaeva logo and name are registered trademarks.

## Arbitration

During calendar year 2021 Scaeva was not able to fulfill production orders on a timely basis for the Steven Slate Audio VSX ("VSX") headphone product, due principally to global supply chain challenges and COVID-19 related production constraints. Shortages of high-quality raw materials and components, coupled with offshore factory shutdowns, resulted in delayed product deliveries in 2021. Scaeva's commercial partner, Yellow Matter Entertainment ("YME", DBA Steven Slate Audio), was frustrated by these delayed deliveries and related quality issues, and on December 22, 2021, filed a demand for arbitration in an attempt to terminate the parties' commercial contract and to avoid paying Scaeva amounts owed under that contract (approximately $500,000). Scaeva's outside counsel has filed a response and counterclaims. The Company is confident in ultimately collecting a portion of what it is contractually owed. The Company's December 31, 2021 financial statements reflect no amounts owed to Scaeva regarding this matter.

*Competitors and Industry*

The content creator market is growing at an unprecedented rate, with over 50 million people creating content. Digital audio production tools are expected to be an approximately $2B market by 2027. Additionally, metaverse applications are rapidly emerging. These markets are underserved in terms of truly immersive acoustics and are ripe for innovation.

Some of the Company's current competitors include:

Waves Audio, an Israeli company, introduced an emulation of Abbey Road Studios with their NX technology in 2019. However, unlike InSitu, applications are limited to digital audio workstations used only by serious pros, with no known consumer or metaverse applications.

Acustica Audio, an Italian company, introduced Sienna, a recording studio emulation system in 2020. However, like Waves Audio, Sienna requires a professional digital audio workstation environment and is not intended for consumer or metaverse use to the best of our knowledge.

Larger companies like Dolby and THX have introduced spatial audio tools, but both require either specifically mastering or re-mastering content to utilize their spatial audio technology.

To the best of our knowledge, no competitor has developed products that support consumer as well as professional applications in the metaverse and NFT markets. Further, Scaeva's InSitu does not require labor-intensive re-mastering of existing content.

We believe that Scaeva is uniquely positioned for the metaverse spatial sound market and the market for spatial NFTs.

*Current Stage and Roadmap*

Scaeva transforms any sound into immersive spatial audio.

Through its patent-pending spatial audio rendering technology, validated by Grammy-winning engineers, Scaeva currently delivers unparalleled audio experiences for content creators.

In January 2022, Scaeva minted the first LiveSpace NFT, capturing the acoustics of a recording studio in Campbell, California. In the future, virtual audio environments such as other iconic recording studios, performance venues, and artist home studios can be used to create content from anywhere. In addition, virtual environments can be packaged as LiveSpaces and sold or leased as Spatial NFTs.

In the next 12-18 months, Scaeva intends to expand its applications for the growing content creator market by licensing and deploying its IP with established professional and consumer brands through focused business development activities, aggressively expanding its presence in the metaverse for virtual concerts and gaming applications through B2B partnerships, and establish the first robust spatial NFT platform.

## The Team

### Officers and Directors

**Name:** Steven E. Curd

Steven E. Curd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President
  **Dates of Service:** March 10, 2017 - Present
  **Responsibilities:** Responsible for managing a company's overall operations. Receives an annual salary of $240,000.

- **Position:** Chairman
  **Dates of Service:** March 10, 2017 - Present
  **Responsibilities:** Presides over Board of Directors meetings.

**Name:** Robert S. Lentz

Robert S. Lentz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** September 01, 2019 - Present
  **Responsibilities:** Operations. Receives an annual salary of $180,000.

- **Position:** Director
  **Dates of Service:** January 17, 2020 - Present
  **Responsibilities:** Responsibilities related to being a Member of the Board of Directors.

**Name:** Eric Ball

Eric Ball's current primary role is with Impact Venture Capital. Eric Ball currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  **Dates of Service:** January 20, 2020 - Present
  **Responsibilities:** Responsibilities related to being a Member of the Board of Directors. Does not receive an annual salary.

Other business experience in the past three years:

- **Employer:** Impact Venture Capital
  **Title:** Co-Founder & General Partner
  **Dates of Service:** August 01, 2016 - Present
  **Responsibilities:** Responsibilities related to being a co-founder and general partner.

Other business experience in the past three years:

- **Employer:** Archimedes Tech SPAC Partners Co.
  **Title:** Chairman of the Board
  **Dates of Service:** December 01, 2020 - Present
  **Responsibilities:** Responsibilities related to being the Chairman of the Board.

Other business experience in the past three years:

- **Employer:** CapConnect+
  **Title:** Co-Founder and Chairman of the Board
  **Dates of Service:** March 01, 2020 - Present
  **Responsibilities:** Responsibilities related to being the Chairman of the Board.

Other business experience in the past three years:

- **Employer:** Kyriba
  **Title:** Board Advisor

**Dates of Service:** February 01, 2017 - Present
**Responsibilities:** Responsibilities related to being a Board Advisor.

Other business experience in the past three years:

- **Employer:** Glu Mobile
  **Title:** Director, Chair of Audit Committee
  **Dates of Service:** October 01, 2013 - May 01, 2021
  **Responsibilities:** Responsibilities related to being a Director and Chair of the Audit Committee.

Other business experience in the past three years:

- **Employer:** Geeq
  **Title:** Advisor
  **Dates of Service:** March 01, 2018 - April 01, 2021
  **Responsibilities:** Advisory services.

Other business experience in the past three years:

- **Employer:** Answers Corporation
  **Title:** Board Director, Chair of Audit Committee
  **Dates of Service:** April 01, 2017 - May 01, 2019
  **Responsibilities:** Responsibilities related to being a Director and Chair of the Audit Committee.

**Name:** Tiffany Loverd

Tiffany Loverd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  **Dates of Service:** August 01, 2020 - Present
  **Responsibilities:** Marketing. Receives an annual salary of $240,000.

Other business experience in the past three years:

- **Employer:** I.AM+
  **Title:** Head of Product Marketing
  **Dates of Service:** January 01, 2018 - December 31, 2019
  **Responsibilities:** Product Marketing

Other business experience in the past three years:

- **Employer:** 8th Sage
  **Title:** Principal
  **Dates of Service:** January 01, 2019 - Present
  **Responsibilities:** Provision of advisory services

**Name:** Wendy Curd

Wendy Curd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Investor Relations
  **Dates of Service:** March 10, 2017 - Present
  **Responsibilities:** Investor relations. Receives an annual salary of $120,000.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Some of our products are still in prototype phase and might never be operational products*
Several of our solutions are in various stages of development. It is possible that there may never be an additional operational product or that future products may never be used to engage in transactions. It is possible that the failure to release future products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our InSitu spatial audio software and firmware. Delays or cost overruns in the development of our InSitu spatial audio software and firmware and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design

and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Scaeva Technologies was formed on March 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Scaeva Technologies has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Scaeva Technology's commercial offerings are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns various trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Scaeva or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Scaeva could harm our reputation and materially negatively impact our financial condition and business.

*The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility*
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

*Arbitration*
During calendar year 2021 Scaeva was not able to fulfill production orders on a timely basis for the Steven Slate Audio VSX ("VSX") headphone product, due principally to global supply chain challenges and COVID-19 related production constraints. Shortages of high-quality raw materials and components, coupled with offshore factory shutdowns, resulted in delayed product deliveries in 2021. Scaeva's commercial partner, Yellow Matter Entertainment ("YME", DBA Steven Slate Audio), was frustrated by these delayed deliveries and related quality issues, and on December 22, 2021, filed a demand for arbitration in an attempt to terminate the parties' commercial contract and to avoid paying Scaeva amounts owed under that contract (approximately $500,000). Scaeva's outside counsel has filed a response and counterclaims. The Company is confident in ultimately collecting a portion of what it is contractually owed. The Company's December 31, 2021 financial statements reflect no amounts owed to Scaeva regarding this matter.

*The amount raised in this offering may include investments from company insiders or*

*immediate family members.*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Steven Curd | 2,990,750 | Common Stock | 25.8% |
| Wendy Curd | 2,990,750 | Common Stock | 25.8% |

## The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, SAFE Convertibles 20% Discount, SAFE Convertibles 30% Discount, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

***Common Stock***

The amount of security authorized is 13,000,000 with a total of 8,073,891 outstanding.

*Voting Rights*

1 vote per 1 share

*Material Rights*

The total amount outstanding includes 1,041,893 shares to be issued pursuant to stock options issued, and 559,204 shares to be issued pursuant to stock options, reserved but unissued.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

***Series A-1 Preferred Stock***

The amount of security authorized is 2,389,750 with a total of 2,389,750 outstanding.

*Voting Rights*

Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

*Material Rights*

Please refer to the amendments to the Articles of Incorporation attached as Exhibit F.

***SAFE Convertibles 20% Discount***

The security will convert into Series b preferred stock and the terms of the SAFE Convertibles 20% Discount are outlined below:

**Amount outstanding:** $383,257.25
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** None
**Conversion Trigger:** Qualified Financing Event

*Material Rights*

There are no material rights associated with SAFE Convertibles 20% Discount.

***SAFE Convertibles 30% Discount***

The security will convert into Series b preferred stock and the terms of the SAFE Convertibles 30% Discount are outlined below:

**Amount outstanding:** $514,712.75
**Interest Rate:** 0.0%
**Discount Rate:** 30.0%
**Valuation Cap:** None
**Conversion Trigger:** Qualified Financing Event

*Material Rights*

There are no material rights associated with SAFE Convertibles 30% Discount.

***Series A Preferred Stock***

The amount of security authorized is 1,147,116 with a total of 1,147,116 outstanding.

*Voting Rights*

Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

*Material Rights*

Please refer to the amendments to the Articles of Incorporation attached as Exhibit F.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company may likely be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $2,000,000.00
  **Use of proceeds:** Working Capital
  **Date:** January 06, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $897,970.00
  **Use of proceeds:** Working capital
  **Date:** February 10, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,200,000.24
  **Number of Securities Sold:** 1,147,116
  **Use of proceeds:** Working capital
  **Date:** November 04, 2020
  **Offering exemption relied upon:** 506(c)

## Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes***

*appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $0, compared to fiscal year 2020 revenue of $277,000. The Company recognized revenue in 2020 in accordance with the terms of a Joint Development Agreement with its customer. In 2021, the Company was not able to fulfill orders for the product, primarily due to global supply chain challenges and COVID-19 related production constraints.

Cost of Revenue

Cost of revenue in 2021 was $0, compared to $73,623 in 2020. The decrease in the cost of revenue during 2021 was the result of a decrease in revenue.

Gross Profit

Gross profit declined by $203,377 compared to 2020. The decrease in gross profit was the result of a decrease in revenue in 2021.

Gross Margin

2020 gross margin of 73.4% declined to 0.0% in 2021, the result of $0 revenue recognized by the Company in 2021.

Operating Expenses

The Company's operating expenses consist primarily of compensation and benefits, third-party research and development expenses, third-party sales and marketing expenses, and third-party operations management expenses. Total operating expenses of $1,267,666 in 2021 represented an increase of $118,414, or 10.3%, over 2020.

Other Income

Other income of $379,322 in 2021 reflected an increase of $372,322 from 2020. This increase was primarily due to adjustments to the Company's accounts payable to certain commercial partners.

Other Expense

Other expenses of $241,168 in 2021 reflected a decrease of $269,525 from $510,646 recognized in 2020. In 2020, the Company incurred a non-cash interest expense of $500,000 in conjunction with the conversion of $2.0 million in SAFE agreements to Series A-1 Preferred Equity. In 2021, the Company incurred approximately $212,000 in third-party expenses associated with the management of its offshore manufacturing operations.

**Historical results and cash flows:**

The Company's historical operating results have reflected early-stage investments in operating expenses, offset by limited revenues. The most cash flow-intensive areas of investment in 2020 and 2021 were in research and development (expanding the Company's intellectual portfolio and developing commercial solutions for the same) and related activities such as sales and marketing. The Company also made significant investments during this period in creating and expanding its offshore production capabilities. The Company anticipates that it will continue to invest in these areas, and that it will generate future revenues from these investments.

The Company has financed its operating activities to date primarily through equity investment vehicles. Through December 31, 2021, the Company had raised approximately $1.2 million in Series A Preferred Equity and $2.0 million in Series A-1 Preferred Equity (the Series A-1 Preferred Equity reflects the conversion of SAFE agreements in conjunction with the Series A raise). As of December 31, 2021, the Company had raised $877,970 in additional SAFE financing. These SAFE financings will convert to equity upon a Preferred Stock offering.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of March 25, 2022, the Company has approximately $30,000 cash on hand. The Company has previously raised approximately $2.9 million in SAFE financing, and it believes that it can raise additional financing under this vehicle. The Company's primary objective, however, is to raise incremental equity financing via a Common Stock Regulation CF offering.

The Company's operating expenses are highly controllable, and the Company believes that it can maintain adequate cash reserves until such time as a Regulation CF offering is completed.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The Company believes that a Regulation CF offering is critical to the Company's operations and will broaden the Company's pool of existing investors and their respective professional networks.

The Company intends to use the proceeds from this offering for working capital. In the event that this campaign is not successful, the Company intends to raise additional working capital via SAFE financing.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The Company intends to use the proceeds from this offering for working capital and considers this offering to be necessary for ensuring future viability. In the event that this campaign is not successful, the Company intends to raise additional working capital via SAFE financing.

Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The Company intends to operate for approximately three months if the minimum offering amount is raised. This time period assumes $0 in new revenues / cash inflows from incremental sales.

The Company's minimum burn rate is approximately $10,000 per month. This is based on expenses for insurance and critical services.

**How long will you be able to operate the company if you raise your maximum funding goal?**

The Company intends to operate for approximately 9 to 12 months if the maximum offering amount is raised. This time period assumes $0 in new revenues / cash inflows from incremental sales.

The Company's expected burn rate is approximately $120,000 per month. This is based on expenses for employees and third-party research and development and sales and marketing expenses.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The Company has previously raised approximately $2.9 million in SAFE financing, and it believes that it can raise additional financing under this vehicle if necessary.

Additionally, the Company has previously raised approximately $1.2 million in Preferred Equity from one institutional investor, and it believes that it can raise additional financing from institutional investors if necessary. The timing and amount(s) of such financings will be determined based upon the needs of the business and the enterprise value of such raises to the Company's existing investors.

## Indebtedness

- **Creditor:** SAFE holders
  **Amount Owed:** $897,870.00
  **Interest Rate:** 0.0%
  SAFE holders are entitled to receive discounts ranging from 20% to 30% upon conversion to equity in conjunction with a qualified financing event.

- **Creditor:** Coleridge Design Associates LLC
  **Amount Owed:** $25,000.00
  **Interest Rate:** 0.0%

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $23,221,514.00

**Valuation Details:**

Scaeva Technologies, Inc. determined its pre-money valuation based on analysis of the following factors:

Value Drivers:

Product-Market Fit. The Company has demonstrated product-market fit with the successful launch of its first solution. Demand has exceeded forecast by a factor of 3x, and we captured the attention of top industry professionals.

IP. The Company has a robust intellectual property portfolio (eight patent filings) that includes unique technologies unlike any other spatial / 3D audio solutions on the market. The Company's robust product roadmap builds logically on existing IP and core competencies.

Near-Term Addressable Markets. The independent audio content creation market is expected to exceed $2 billion by 2027. Over 40 million individuals self-identify as audio creators. In addition, the NFT market grew from $95 million in 2020 to $25 billion in 2021. We believe that we are uniquely positioned to commercialize the first-ever spatial audio NFTs.

Business Model. Scaeva is a B2B company. We expect to continue to generate revenues from partnerships with commercial brands that embed our technology in their product offerings, in the form of licensing and cloud-based services. As a result, we expect to maintain SaaS-like gross margins and operate with a high degree of working capital efficiency.

Team. Steve Curd, Co-Founder and CEO, is a successful serial technology entrepreneur, with Scaeva being his sixth startup. Overall, the executive team has led through multiple exits (examples include Blue Moon Software, Pacific Software, VantageMed, PracticeOne, CareInSync, Oncoverse), managed a public offering (Healtheon, NASDAQ:HLTH), and has acquired and integrated numerous companies over the past three decades (WebMD, Medscape, ActaMed, MedEAmerica, OnHealth, RxList to name a few). The team has significant experience in the audio sector, including senior positions held at Beats by Dre and Apple by Tiffany Loverd.

Advisors. Our advisors include Stewart Copeland (Co-Founder of The Police), Krish Sharma (Recording Engineer for The Rolling Stones), Bill Stephney (Co-Founder, Def Jam Recordings), Andrew Bojanic (President, SuperPop Records and member, All Good Things), Cameron Frankley (Sound Designer with Two Primetime Emmys), and Dr. Daniel Levitin (author of four best-selling books including "This Is Your Brain on Music"). Collectively, our advisors have won eight Grammys and two Emmys, sold more than 90 million records, and authored four best-selling books.

<u>Valuation History and Strategic Progress</u>:

In early 2020, the Company completed a $3.2 million Series A raise with a post-money valuation of $11.2 million. Subsequent to the Series A raise, the Company:

Launched its first commercial solution, demonstrating primary demand for the Company's core technology and significantly de-risking product-market fit concerns.

Made significant progress on its spatial audio technology roadmap, filing five additional patents and perfecting the know-how associated with spatial emulation.

Hired a Chief Marketing Officer with extensive experience in the consumer audio sector and addressed key needs in technology and business development on a contracted basis.

Identified the rapidly-growing NFT market as a significant potential opportunity, filed one patent (to date) in this space, and defined go-to-market strategy and processes. The Company is in active discussions with several potential commercial partners.

<u>Comparable Companies</u>:

Scaeva believes that a Comparable Company Analysis is not an appropriate methodology to assign valuation, as there are no identified direct comparables for its solutions. Given that limitation, Scaeva believes that the growth of the spatial / 3D audio market over the recent past is one indicator of commercial / strategic value.

A nascent market just five years ago, the spatial audio market exceeded $5 billion in 2021 and is expected to grow to $15+ billion by 2028. Additionally, spatial audio is considered to be a key component of the metaverse market, the size of which is generally projected to be in the hundreds of billions of dollars.

Series B Preferred Equity Raise:

The Company may complete a Series B raise in 2022. If so, the Company believes that it will generate sufficient interest from the capital markets to realize a 3x multiple from its post-money Series A valuation of $11.2 million, resulting in a pre-money Series B of $33.6 million. The Company is applying a 30% discount to that prospective Series B valuation to yield a Common Stock valuation of $23.5 million in the current offering.

*The Company set its valuation internally without a formal-third party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.*

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $897,870 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  10.0%
  Exposure within the audio content creation target market.
- *Research & Development*
  85.0%
  Commercialization of the Company's intellectual property
- *Other*
  1.5%
  Other

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  6.5%
  Build sales team

- *Research & Development*
  90.0%
  Accelerate commercialization of existing IP and invest in R&D roadmap.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://scaevatech.com/ (www.scaevatech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/scaeva-technologies

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Scaeva Technologies, Inc.

*[See attached]*

Scaeva Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Scaeva Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2022
Vincenzo Mongio

## Statement of Financial Position

| | Year Ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 40,857 | 216,351 |
| Accounts Receivable | - | 277,000 |
| Due from Shareholders | 3,326 | 2,284 |
| Prepaid Expenses | 177,507 | 109,018 |
| Other | 7,000 | - |
| Total Current Assets | 228,689 | 604,653 |
| Non-current Assets | | |
| Computers, Furniture & Fixtures, and Equipment, net of Accumulated Depreciation | 41,084 | 44,342 |
| Total Non-Current Assets | 41,084 | 44,342 |
| TOTAL ASSETS | 269,773 | 648,995 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 204,325 | 457,770 |
| Accounts Payable - Related Party | 25,000 | 108,317 |
| Accrued Expenses | 96,309 | - |
| Customer Deposits | 296,333 | 171,121 |
| Payroll Liabilities | 57,109 | 9,225 |
| PPP Loan | - | 69,000 |
| Total Current Liabilities | 679,075 | 815,433 |
| Long-term Liabilities | | |
| Future Equity Obligations (SAFE Agreements) | 877,970 | - |
| Total Long-Term Liabilities | 877,970 | - |
| TOTAL LIABILITIES | 1,557,045 | 815,433 |
| EQUITY | | |
| Common Stock | 637 | 637 |
| Common Stock Subscribed | (32) | (32) |
| Preferred Stock | 354 | 354 |
| Additional Paid in Capital | 3,682,133 | 3,672,289 |
| Accumulated Deficit | (4,970,363) | (3,839,686) |
| Total Equity | (1,287,271) | (166,439) |
| TOTAL LIABILITIES AND EQUITY | 269,773 | 648,995 |

Statement of Operations

| | Year Ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Revenue | - | 277,000 |
| Cost of Revenue | - | 73,623 |
| Gross Profit | - | 203,377 |
| Operating Expenses | | |
| Advertising and Marketing | 394,601 | 377,972 |
| General and Administrative | 584,540 | 617,766 |
| Research and Development | 277,547 | 347,132 |
| Depreciation | 10,978 | 8,594 |
| Amortization | - | 1,165 |
| Total Operating Expenses | 1,267,666 | 1,352,629 |
| Operating Income (loss) | (1,267,666) | (1,149,252) |
| Other Income | | |
| Interest Income | - | - |
| Other | 379,322 | 7,000 |
| Total Other Income | 379,322 | 7,000 |
| Other Expense | | |
| Interest Expense | 47 | 500,000 |
| Other | 241,121 | 10,646 |
| Total Other Expense | 241,168 | 510,646 |
| Provision for Income Tax | - | - |
| Net Income (loss) | (1,129,512) | (1,652,898) |

## Statement of Cash Flows

| | Year Ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (1,129,512) | (1,652,898) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 10,978 | 8,594 |
| Amortization | - | 1,165 |
| Accounts Payable | (253,446) | 132,427 |
| Accounts Payable - Related Party | (83,317) | 108,317 |
| Due from Shareholder | (1,042) | (2,284) |
| Accounts Receivable | 277,000 | (277,000) |
| Prepaid Expenses | (68,489) | (4,439) |
| Accrued Expenses | 95,144 | (812) |
| Payroll Liabilities | 47,884 | (21,502) |
| Customer Prepayments | 125,212 | 57,677 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 149,923 | 2,144 |
| Net Cash provided by (used in) Operating Activities | (979,589) | (1,650,754) |
| INVESTING ACTIVITIES | | |
| Computers | - | (13,399) |
| Furniture & Fixtures | (12,380) | (2,398) |
| Equipment | 4,660 | (4,660) |
| Net Cash provided by (used by) Investing Activities | (7,720) | (20,457) |
| FINANCING ACTIVITIES | | |
| Issuance of Preferred Stock | - | 1,714,579 |
| Additional Paid in Capital | 9,844 | - |
| PPP Loan | (76,000) | 69,000 |
| Future Equity Obligations (SAFE Agreements) | 877,970 | - |
| Net Cash provided by (used in) Financing Activities | 811,814 | 1,783,579 |
| Cash at the beginning of period | 216,351 | 103,983 |
| Net Cash increase (decrease) for period | (175,495) | 112,368 |
| Cash at end of period | 40,857 | 216,351 |

Statement of Changes in Shareholder Equity

| | Common Stock | | Series A Preferred Stock | | Series A-1 Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | # of Shares Amount | $ Amount | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/1/20 | 6,366,500 | 605 | - | - | - | - | 27,710 | (2,186,789) | (2,158,473) |
| Issuance of Common Stock | 106,294 | - | - | - | - | - | - | - | - |
| Issuance of Preferred Stock | - | - | 1,147,116 | 115 | - | - | 1,133,938 | - | 1,134,052 |
| Conversion of SAFE Agreements | - | - | - | - | 2,389,750 | 239 | 2,499,761 | - | 2,500,000 |
| Stock Compensation Expense | - | - | - | - | - | - | 10,880 | - | 10,880 |
| Net Income (Loss) | - | - | - | - | - | - | - | (1,652,898) | (1,652,898) |
| Ending Balance 12/31/2020 | 6,472,794 | 605 | 1,147,116 | 115 | 2,389,750 | 239 | 3,672,289 | (3,839,686) | (166,439) |
| Stock Compensation Expense | - | - | - | - | - | - | 9,844 | - | 9,844 |
| Additional Paid in Capital | - | - | - | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | - | - | (1,129,512) | (1,129,512) |
| Prior Period Adjustment | - | - | - | - | - | - | - | (1,165) | (1,165) |
| Ending Balance 12/31/2021 | 6,472,794 | 605 | 1,147,116 | 115 | 2,389,750 | 239 | 3,682,133 | (4,970,363) | (1,287,271) |

Scaeva Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Scaeva Technologies, Inc. ("the Company") was incorporated in California on March 10th, 2017. The Company subsequently reincorporated in Delaware on May 22nd, 2018. The Company develops audio software and related technologies for the music and entertainment sector. The Company plans to earn revenue by embedding its solutions in the commercial offerings of its customers. Revenue streams will include licensing and cloud-based subscriptions. The Company also plans to earn revenue by embedding its solutions in the commercial offerings of its customers in the Non-Fungible Token ("NFT") sector. Revenue streams will include revenue-sharing arrangements with these customers for NFT's that are commercialized. The Company's headquarters is in Gilroy, California. The Company's customers will primarily be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized under a revenue sharing agreement with the Company's customer, in accordance with the terms of a Joint Development Agreement with that customer. The Company recognizes revenue for delivery of products on a monthly basis, once the parties agree to the revenue share for products delivered in that month.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life (in years) | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/21 |
|---|---|---|---|---|---|
| Computers | 3 | 14,381 | 8,636 | - | 5,745 |
| Furniture & Fixtures | 7 | 47,415 | 12,076 | - | 35,339 |
| Grand Total | - | 61,796 | 20,712 | - | 41,084 |

Other Income

In 2020, the Company received an EIDL grant in the amount of $7,000. In 2021, the Company's PPP loan of $69,000 was forgiven in full.

In 2021, management made adjustments to the Company's accounts payable to certain commercial partners for amounts owed on management and development services which resulted in faulty products, as well as royalty payments owed to a related party which were written off due to breach of contract (please see "Note 3 – Related Party Transactions" for more information regarding these royalty payments). As a result, the Company made adjustments in an aggregate amount of $226,005 as of December 31, 2021.

Other Expense

In 2020, the Company incurred interest expense of $500,000 in conjunction with the conversion of $2M worth of SAFE agreements (please see "Note 5 – Debt" for further information).

The cost of associated products mentioned in "Other Income" are reflected in other expense in 2021.

Prepaid Expenses

The Company prepaid expenses to its offshore manufacturer for the Company's first commercial product. This account had an ending balance of $87,673 and $158,024 as of December 31, 2020 and 2021, respectively. Furthermore, the Company prepaid expenses to its technical support and equity management platform which had a combined ending balance of $19,483 as of December 31, 2020 and 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2020, the Company had a balance of $277,000 owed from its commercial partner for products sold per their Joint Development Agreement. The Company received this amount in full in January 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company estimates the fair value of share-based payment awards made to employees and directors, including stock options, on the date of grant using an option-pricing model. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's policy is to recognize forfeitures for stock options granted as they occur.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

| | Total Options | Weighted Average Exercise Price |
|---|---|---|
| Granted | 1,059,393 | $ 0.045 |
| Exercised | - | $ 0.045 |
| Expired/cancelled | (17,500) | $ 0.045 |
| Total options outstanding, December 31, 2021 | 1,041,893 | $ 0.045 |
| | | |
| Options exercisable, December 31, 2021 | 879,311 | $ 0.045 |

| | Nonvested Options | Weighted Average Fair Value |
|---|---|---|
| Granted | 1,059,393 | $ 0.045 |
| Vested | (879,311) | $ 0.032 |
| Forfeited | (17,500) | $ 0.000 |
| Nonvested options, December 31, 2021 | 162,582 | $ 0.120 |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding accounts payable in the amount of $108k and $25k and for the years ended 2020 and 2021, respectively, to service providers that are also common stockholders.

In 2017, the Company entered into a License Agreement with a shareholder who is also the Company's commercial partner and consultant ("the Consultant"). The Company was granted an exclusive royalty-bearing license from the Consultant to produce and sell products protected under certain patent and intellectual property rights. The Company shall pay the Consultant 5% of the net sales price per unit of licensed products with a minimum royalty of $50,000 per calendar year. In addition to the royalty payments, the Company issued 3.5% of its Common Stock to the Consultant, or 245,000 shares at the effective date. This 3.5% of ownership interest is subject to an antidilution protection until such a time as $2M is raised from the sale of securities or conversion instruments. In 2020, $2M worth of SAFE agreements have converted into 2,389,750 shares of Preferred Stock therefore the Consultant was issued an additional 106,294 shares of Common Stock (please see "Note 5 – Debt" for further information regarding the SAFE conversions).

In 2020 and 2021, the Company paid for some of the Founder's miscellaneous expenses. These payables had respective ending balances of $2,284 and $3,326 which bear no interest and are due upon demand.

## NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

During calendar year 2021 Scaeva was not able to fulfill production orders on a timely basis for the Steven Slate Audio VSX ("VSX") headphone product, due principally to global supply chain challenges and COVID-19 related production constraints. Shortages of high-quality raw materials and components, coupled with offshore factory shutdowns, resulted in delayed product deliveries in 2021. Scaeva's commercial partner, Yellow Matter Entertainment ("YME", DBA Steven Slate Audio) was frustrated by these delayed deliveries and related quality issues, and on December 22, 2021 filed a demand for arbitration in an attempt to terminate the parties' commercial contract and to avoid paying Scaeva amounts owed under that contract (approximately $500,000). Scaeva's outside counsel has filed a response and counterclaims. The Company is confident in ultimately collecting a portion of what it is contractually owed. The Company's December 31, 2021 financial statements reflect no amounts owed to Scaeva regarding this matter.

## NOTE 5 – DEBT

In 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $69,000 with an interest rate of 1% and maturity date in 2022. The ending balance of this loan was $69,000 and $0 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2017 through 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the form of SAFE Preferred Stock during a qualified financing event, or either (i) a cash payment equal to the purchase amount, or (ii) a number of shares of Common Stock equal to the purchase amount divided by the liquidity price (if the investor fails to select the cash option) during a liquidity event at discount rates that range from 20 to 30% discount. In 2020, $2M worth of SAFE agreements converted into 2,389,750 shares of Preferred Stock. These agreements were subject to a valuation cap of $7M. The remaining SAFE agreements raised in 2021 are not subject to a valuation cap. SAFE Preferred Stock means the shares of a series of Preferred Stock issued to investors investing new money in the Company in connection with the initial closing of the equity financing.

| Debt Principal Maturities 5 Years Subsequent to 2021 | |
|---|---|
| Year | Amount |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| Thereafter | - |

*The SAFE agreements mature during a qualified financing or change of control event which can occur in any year.

## NOTE 6 – EQUITY

The Company has authorized 13,000,000 of common shares with a par value of $0.00001 per share. 6,472,794 shares were issued and outstanding as of December 31st, 2020 and 2021.

In conjunction with the conversion of $2M worth of SAFE agreements into 2,389,750 shares of Preferred Stock in 2020, an additional 106,294 shares were issued to the Company's commercial partner (please see "Note 3 – Related Party Transactions" for further information).

The Company has authorized 3,536,866 of preferred shares with a par value of $0.00001 per share. Of those shares, 1,147,116 shall be designated as Series A Preferred Stock, and 2,389,750 shall be designated as Series A-1 Preferred Stock. All 3,536,866 shares were issued and outstanding as of December 31st, 2020 and 2021.
Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

Preferred Shareholders have the right to convert shares into Common Stock. Mandatory conversion is triggered upon either (i) the closing of the sale of shares of Common Stock to the public at a price of at least $3.1383 per share resulting in at least $50,000,000 of gross proceeds, or (ii) the date and time, or the occurrence of an event specified by at least 17% of the then outstanding Preferred Shareholders. Preferred shareholders have 1 vote for every common share they could own if converted, and liquidation preference over Common Shareholder in the event of a deemed liquidity event. Preferred shareholders accrue dividends at 8% if and when declared by the board of directors.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2022, the date these financial statements were available to be issued.

See note 4.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative cashflows from operations, and has negative working capital for the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 9 – RISKS AND UNCERTAINTIES

### COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# Scaeva Technologies


Scaeva Technologies
TRANSFORM YOUR SOUND INTO
INCREDIBLE SPATIAL AUDIO EXPERIENCES

Website | Gilroy, CA | TECHNOLOGY

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $23.2M<br>Valuation |
| $2.00<br>Price per Share | $500.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Scaeva is revolutionizing the audio content creator market. With patented sound technology, Scaeva is democratizing the audio content creation process. Scaeva transforms traditional sound into pro-grade spatial audio mirroring real-life places, creating strikingly immersive virtual experiences. The next chapter for Scaeva Technology includes minting NFTs based on the modeling work we're doing to capture the sounds of iconic venues.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest:

- Proven technology, first product in market 12+ months backed by 8 patent filings. And now demonstrating second-gen B2B platform to prospective commercial partners.
- Estimated $930B total market (source, source, source).
- World-class advisors with a combined 90 million records, 8 Grammys, 2 Emmys, and Billboard #1 artists.

## Mind-Bending Spatial Audio: Bringing sound to life, and life to sound

**At Scaeva, we carefully craft revolutionary audio experiences for our partner's users.**

Our initial product, InSitu Sound™ sold over 10K units, establishing product-market fit and garnering critical and user acclaim.

Our mission is to make high-quality audio content creation possible from anywhere - not just the studio. Scaeva's tech platform empowers audio content creators - from music makers to podcasters to market world-class content from anywhere.


OUR PRODUCTS
Our initial product, InSitu Sound™ sold over 10K units, establishing product market fit and garnered critical and user acclaim.
(anticipated)
INSITU SOUND™
Create Anywhere with Virtual Studios
LIVESPACE™
Enhance Any Content
LIVESPACE™ NFTS
Virtual Venues & NFTs

**LiveSpace™ NFTs Images are computer generated demo versions. Product is still currently under development.*

With our technology, creators can hear how their content sounds on end devices in a variety of places virtually - everything from a nightclub and car to a professional recording studio.

For CEO and co-founder Steve Curd, Scaeva is the perfect merger of his two lifelong passions: music and science. With his extensive background in physics and engineering, Steve's goal is to improve the way we create and enjoy one of the most influential art forms.


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Privacy - Terms

Born in California, Scaeva sits at the nexus of technology and entertainment. With a motley group of engineers, scientists, and artists, Scaeva develops powerful technologies at the core of professional audio tools.


KEY HIGHLIGHTS
Proven technology, first product in market 12+ months
World-class leaders & advisors: 90M records, 8 Grammys, 2 Emmys, Billboard #1 artists
Market validated tech backed by 8 patent filings
Now demonstrating second-gen platform to prospective commercial partners

THE PROBLEM

## A majority of content creators will never have access to a professional studio

And this limits their ability to create quality content. Most audio experiences today are not spatial, and lack a sense of "place".


Studios are dying.
50 million creators need to work from anywhere.
In 2020...
68%
creators spent more time creating audio
18M
creators purchased prod. tools, spending 75% more to improve the quality of their work
2X
digital production tool revenues will double by 2027

source, source

Not only can many not access studios at all, but with our technology, we can recreate the sound of any real-world space - a car, nightclub, artist's home studio, and more.


"I wish I had this years ago"
-ANDREW BOJANIC, ALL GOOD THINGS
ANDREW BOJANIC
PRODUCER / ARTIST

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE SOLUTION

## Your audio in → spatial audio out

Our technology isn't just better, it's different. We convert traditional stereo sound into audio built for your senses. It's a massive leap forward in mobile audio immersion.

That's because unlike 360, 3D, or binaural audio, our technology doesn't require specially recorded tracks to give listeners an immersive experience. Our technology unlocks the acoustical context behind a track - meaning you experience the full depth of the audio experience the artist intended.


Our technology converts traditional stereo sound into
audio built for your senses.

Bottom line: Scaeva enables us to experience sound that's **as vibrant and nuanced as a live performance**. With unparalleled clarity, you can transform your entire existing audio catalog to hear what you've been missing.

With **InSitu Sound™** technology, Scaeva transforms traditional sound into pro-grade spatial audio for immersive virtual experiences.


InSitu Sound
Grammy Winners React
FOCUS...
DR. DRE
KENDRICK LAMAR
JOHN LEGEND
DJ SWIVEL
BEYONCE
JAY-Z
ROSS HOGARTH
VAN HALEN
ZIGGY MARLEY
ADAM SCHOELLER
NRG STUDIOS
ENGINEER
SKINNY
ZEDD
JUSTIN BEIBER
LADY GAGA
WAX MOTIF
DJ
PRODUCER
MATT WEISS
AKON
NICKI MINAJ
It's kind of a mind f*#k.
ROSS HOGARTH, Grammy Winning Producer

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


Recording-studio sound quality
Immersive sound without remastering
Optimized for low power consumption
artist designed listening spaces
Compatible with any audio
library of spaces (custom spaces available)
DELIVERY OPTIONS
Cloud
Embedded SOC
Local

We have a business model similar to others in our industry, however what makes us unique is **our technology doesn't rely on adoption of a new file format**, meaning anyone can use it with any audio. Scaeva provides software solutions that are sold B2B so that the makers of audio products can offer an elevated audio experience. We sell this patented B2B technology and are now entering the NFT/metaverse market.


CORE TECHNOLOGY
BUSINESS MODEL
PRODUCTS
Acoustic Modeling & InSitu Sound™ Rendering
B2B Licensing
NFT minting
InSitu Sound™ Content Creator Tools
LiveSpace™ Streaming Experiences
LiveSpace™ NFT Virtual Venues

THE MARKET

## Opportunity: own music history with NFTs

The NFT market exceeded **$10 Billion** in transaction volume in the third quarter of 2021 (source).

Not to mention...

- The 3D audio market is expected to grow to **$15 Billion** by 2028 (a CAGR of 15.1% from 2021 to 2028) (source).
- More than 50 million people globally consider themselves content creators, and the market size has grown to over $104 billion.
- Revenues from digital production tools will double, hitting approximately **$2 Billion** by 2027 (source).
- Spatial audio will be valued at **$15 billion** by 2028.
- When it comes to the estimated **$930 Billion** virtual experience market (audio streaming, content creation, metaverse) immersive audio plays a growing and significant role in these experiences (source, source, source).


Spatial audio is at the heart of a
$930B virtual experience market
Every virtual experience needs spatial audio to be immersive.
Our technology changes the creator market and even fundamentally disrupts audio in multiple large markets.
As experiences move to Web3 and the Metaverse, we bring critical spatial audio capabilities our customers' platforms and services are looking for.
$800B
METAVERSE & AUDIO NFTS
$104B
CONTENT CREATOR
$26B
AUDIO STREAMING

(source, source, source)

These markets tell us we are in a massive shift from creators being full-time pros and enthusiasts to where audio creation (music, podcasts, etc) is mainstream. Here's a look at Scaeva's revenue opportunities within these markets:


Scaeva Technologies is
dominating the virtual mixing & mastering space.
LiveSpaces
All
Rooms
Master
Reference
Audiophile
Studio A
Beats Studios


Beats Studios
InSitu Creator Tools - Virtual Studios
Licensing Options:
InSitu Sound as a service
Mobile interface
Hardware reference design
Production tool plugin
InSitu Streaming
Licensing API
Revenue monthly user basis
InSitu NFT - Virtual Venues
Backend share of proceeds
Recurring revenue thru smart contracts
11:43
Billie Eilish: Complete Collection
Happier Than Ever - Edit
Billie Eilish
0:02
-2:28
Venue
MORE

Scaeva minted one of the world's first spatial audio NFTs. Because of this, we are uniquely positioned to model iconic venues and studios around the world. In addition to creating valuable assets, we are also preserving these legendary places.

This opportunity allows the unique chance to own and preserve music history via iconic clubs, studios, and sound profiles of famous venues. It also leverages the existing 360-degree acoustic modeling system developed with Grammy-winning audio engineers.


Play any music in the most iconic venues and artist studios you can imagine.
Hear tracks as they sounded the day they were recorded.

We believe no one else is taking our technical approach in our industry, and thus, are able to achieve the levels of precision that we are.

## In the Press







SHOW MORE

# Meet Our Team





### Steven E. Curd

CEO, President, and Chairman

*Steve's career has been focused on building businesses that leverage technologt to disrupt massive markets.*

*Early in his career, Steve led the creation of the first online travel service (Travelocity, formerly Eaasy Sabre). His internet-fueled vision helped to revolutionize how consumers think about self-managing travel and hospitality and effectively disintermediated the travel agency industry. Later, after serving as CIO of United HealthCare, Steve served as the COO of WebMD where he led initiatives that restructured America's complex $2 trillion healthcare industry through improved communications and advanced automation.*

*More recently, Steve led several healthcare technology companies that redefined electronic health records, care coordination, surgical safety, and advanced oncology care.*

*As a lifelong musician, Steve and his wife Wendy founded Scaeva Technologies in 2017 to bring new IP and advanced technologies to the rapidly growing independent creator market.*

*Steve has degrees in physics, math, and an MBA from The Wharton School. He is an active member of the American Association for the Advancement of Science and the Acoustical Society of America. In 2021 Steve was selected to serve on the Audio Board of the Consumer Technology Association (sponsor of the CES conference).*

### Wendy Curd

VP of Investor Relations

*Wendy co-founded Scaeva Technologies with her husband Steve in 2017.*

*Wendy and Steve had a collective vision: to enable talented creators to flourish with vastly better tools and improved workflows, to enable them to monetize their creations, and to dramatically improve the way all of us experience immersive audio. Wendy's insights led to the formation of Scaeva, and since its founding she has managed investor relations and company administration.*

*Prior to co-founding Scaeva, Wendy established a thriving quarter horse and race horse breeding operation, with equestrian training, urban regional trail riding and carriage operations, as well as a retail tack business.*



**Robert S. Lentz**

COO & Director

*Scott has extensive experience leading venture-backed technology companies as CFO / COO as well as advising early stage companies on business strategy, commercialization and fundraising. Key accomplishments:*

*Fundraising: Raised over $400 million in equity, venture debt and commercial debt.*

*Growth: Examples include $3 million to $140 million; $5 million to $20 million; $10 million to $30 million and pre-revenue to $10 million (exit). Registered one company for IPO with Goldman Sachs as lead underwriter.*

*Operational Efficiency: Examples include achieving 4x increase in revenue per FTE and achieving 100% marginal operating leverage. Implemented ERP systems and attained SOC-1 certification.*

*M&A: Acquired four companies with combined value greater than $250 million, and sold one. Responsible for developing strategic frameworks, identifying targets, executing transactions and leading post-transaction integrations.*

*Scott graduated from the U.S. Coast Guard Academy and served seven years as a commissioned officer before entering the private sector. He holds an MBA from the University of Washington.*



**Eric Ball**

Board Member

*Eric Ball is a technology finance professional, investor, and board member. He is Co-Founder and General Partner for Impact Venture Capital, which makes early stage investments in technology companies.*

*He also chairs the Board at Archimedes Tech SPAC (went public on 3/11/2021) and chairs the Audit Committee at Glu Mobile (a publicly-traded leader in 3D freemium mobile gaming). Eric chairs the board at capital market startup CapConnect+ (which he co-founded). He serves as a board advisor to Kyriba Corporation (leading provider of software for treasury and cash management), and to several other Impact VC portfolio companies.*

*Eric served in 2015-16 as Chief Financial Officer at C3 AI, which is revolutionizing the use of big data to make our power network and the Internet of Things more efficient.*

*From 2005 to 2015, Eric served as Senior VP & Treasurer at Oracle, one of the world's premier technology companies. While there he was named one of the 100 most influential people in finance by the editors of Treasury & Risk Magazine. Prior to joining Oracle, Eric served in various finance roles at Flextronics International, Cisco Systems, Avery Dennison, and AT&T.*

*Eric holds a PhD in management from the Drucker-Ito School, as well as masters degrees from the University of Rochester and a BA from University of Michigan. He is the co-author of the book 'Unlocking the Ivory Tower' (released in US and Japan) and has taught at three universities.*



**Tiffany Loverd**

CMO

*Tiffany has led product marketing and management for music and technology legends such as Dr. Dre and Will.I.Am. For over 10 years she has worked at the center of emerging technologies and media, contributing to the success of tech giants and inspiring innovative stories on big and small screens.*

*At Beats by Dre (and later Apple), Tiffany led product management and product marketing globally for on-ear headphones, a $550 million category. She spearheaded custom designs for high profile celebrities, athletes, and influencers, and boosted category sales by 28%. In under three years she had launched over 175 SKUs and reimagined custom product development, paving the way for Beats to quickly dominate the market.*

*For the last decade Tiffany has volunteered with the National Academy of Sciences' Hollywood outreach program in Los Angeles, California, bringing together brilliant minds of science, tech and engineering with today's most influential storytellers. Today they work with all major studios, inspiring more and better science narratives in mainstream entertainment.*

*By pushing the boundaries of technology and engineering she's launched award-winning products, won innovation research grants, and established profitable new lines of business. Tiffany's entrepreneurial spirit, solid technical chops, and get-it-done mentality set her apart as she drives innovative products to market.*

## Offering Summary

| | |
|---|---|
| **Company** | Scaeva Technologies, Inc. |
| **Corporate Address** | 1245 Day Road, Gilroy, CA 95020 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $500.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 5,000 |
| **Maximum Number of Shares Offered** | 535,000 |
| **Price per Share** | $2.00 |
| **Pre-Money Valuation** | $23,221,514.00 |

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-Based:**

Super Early Bird Bonus

Invest within the first 5 days and receive an additional 20% bonus shares.

Early Bird Bonus

Invest within the next 14 days and receive an additional 10% bonus shares.

**Amount-Based:**

Invest $3,000 or more and receive 3% bonus shares.

Invest $5,000 or more and receive 5% bonus shares

Invest $10,000 or more and receive 10% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Scaeva Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First Section Video

Let’s talk about the origin of Scaeva Technologies. It has been a lifelong curiosity and a journey that led to our first spatial emulation breakthrough. I have always been baffled by the perceptual differences in how music sounds in headphones versus how the same content sounds coming from loudspeakers in a physical space.

We began with research: by talking with numerous experienced professionals in the sound industry ranging from film sound designers to recording engineers to platinum record producers. And from many discussions, a universal truth emerged: that the fundamental psychoacoustic differences in how the brain interprets sounds in headphones versus in a physical space was a significant barrier to producing and enjoying content.

The Solution Section Video

Wow! That's completely different. That's awesome.

Wow! I didn't even realize that this could be a thing.

It really feels like the sounds in front of you, like it feels like you're positioned in a real room.

Okay, I'm sold.

It sounds like Studio C.

That's what a car sounds like normally, how people have it tuned.

Yeah man, this is gonna be really helpful. Because I make so much music, like, in my headphones, in hotel rooms, and on laptops and stuff.

You know, like it sounds authentic, that's amazing, man.

This is definitely going to be part of my workflow. Just because, I mean, I can't get into Studio C every single day. It's going to save a lot of time.

This one's probably one of the most helpful ones. What this tells you is this gives you that information when you're mixing 808s and things, whether or not the distortion is right to translate onto like an iPhone or a laptop or small speaker that can't reproduce the subs.

I'm blown away.

It's a game changer.

That's almost unrealistic; it's crazy.

It sounds like NS10s. I’ve heard this song, in this room, on these speakers so many times, and that's what it sounds like.

Man, if you close your eyes, you feel like you’re right in the car.

It's kind of a mind f__. The possibilities at this point are endless with the thing, you know what I mean?

Get the f__ outta here. That sounds exactly like listening to a mix in a car, dude.

I mean, just being able to like sit and listen to your mix in five different places.

Wow. That's completely different. That's awesome.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SCAEVA TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF JANUARY, A.D. 2020, AT 6:30 O`CLOCK P.M.*

*A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.*

Jeffrey W. Bullock, Secretary of State

6885100 8100
SR# 20200381625

Authentication: 202222827
Date: 01-21-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 01/17/2020
FILED 06:30 PM 01/17/2020
SR 20200381625 - File Number 6885100

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SCAEVA TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Scaeva Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Scaeva Technologies, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 22, 2018 under the name Scaeva Technologies, Inc.

**2.** That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST:** The name of this corporation is Scaeva Technologies, Inc. (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,992,903 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 3,345,682 shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers, and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

955,932 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and 2,389,750 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**." Collectively, the Series A Preferred Stock and the Series A-1 Preferred Stock are referred to herein as the "**Preferred Stock.**" The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of the then outstanding shares of Preferred Stock shall be entitled to receive, as, when and if declared by the Board of Directors of the Corporation, dividends at the rate per annum of 8% of the applicable Original Issue Price (as defined below) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock and subject to any adjustment to the applicable Original Issue Price) (the "**Accruing Dividends**"). Accruing Dividends shall accrue only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then declared and accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the applicable series of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of the applicable series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $1.0461 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series A-1 Original Issue Price**" shall mean $0.8369 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The Series A Original Issue Price together with the Series A-1 Original Issue Price shall be referred to herein collectively as the applicable "**Original Issue Price**."

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any Accruing Dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable to the Series A Preferred Stock pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amoun**t"; the amount payable to the Series A-1 Preferred Stock pursuant to this sentence is hereinafter referred to as the "**Series A-1 Liquidation Amount**"; and the Series A Liquidation Amount together with the Series A-1 Liquidation Amount shall be referred to herein collectively as the applicable "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all of applicable Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 75% of the outstanding shares of Preferred Stock, voting as a single class, elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least 75% of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series A Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation (the "**Series A Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and Series A-1 Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 477,966 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 836,421 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, each series of Preferred Stock consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 Alters or changes the rights, preferences or privileges of the Preferred Stock or increases the number of authorized shares of Preferred Stock;

3.3.2 Increases or decreases the authorized number of shares of Common Stock or Preferred Stock;

3.3.3 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event;

3.3.4 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.5 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock or any other security convertible into or exercisable for any equity security unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.6 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

3.3.7 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (iv) as approved by the Board of Directors, including the approval of the Series A Director;

3.3.8 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed

$500,000 other than equipment leases, bank lines of credit, or trade payable incurred in the ordinary course, unless such debt security has received the prior approval of the Board of Directors, including the approval of the Series A Director;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, unless otherwise approved by the Board of Directors, including the approval of the Series A Director;

3.3.10 causes the Company to enter into any acquisition transaction or any corporate strategic relationship, other than in the ordinary course of business, involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $500,000, unless approved by the Board, including the approval of the Series A Director; or

3.3.11 increase or decrease the authorized number of directors constituting the Board of Directors.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to the Series A Original Issue Price. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below) in effect at the time of conversion. The "**Series A-1 Conversion Price**" shall initially be equal to the Series A-1 Original Issue Price. Such initial Series A-1 Conversion Price, and the rate at which shares of Series A-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price or the Series A-1 Conversion Price, as applicable, below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price or Series A-1 Conversion Price, as applicable.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price or the Series A-1 Conversion Price, as applicable, shall be made for any declared but unpaid dividends on the Series A Preferred Stock or Series A-1 Preferred Stock, as applicable, surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price and Series A-1 Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock or Series A-1 Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series A Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Series A Director.

4.4.2 No Adjustment of Series A Conversion Price or Series A-1 Conversion Price. No adjustment in the Series A Conversion Price or Series A-1 Conversion Price, as applicable, shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock or Series A-1 Preferred Stock, as applicable, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price or the Series A-1 Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price and the Series A-1 Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price or Series A-1 Conversion Price, as applicable, as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price or the Series A-1 Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price or Series A-1 Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price or the Series A-1 Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price or the Series A-

1 Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price or the Series A-1 Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price or Series A-1 Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price and Series A-1 Conversion Price shall be readjusted to such Series A Conversion Price and Series A-1 Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price or the Series A-1 Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price or Series A-1 Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price or Series A-1 Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price or Series A-1 Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to

Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price or the Series A-1 Conversion Price, as applicable, in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price and/or the Series A-1 Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$CP_2$" shall mean the Series A Conversion Price or Series A-1 Conversion Price, as applicable, in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "$CP_1$" shall mean the Series A Conversion Price or Series A-1 Conversion Price, as applicable, in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock and the Series A-1 Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such

Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price or the Series A-1 Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price or the Series A-1 Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price and the Series A-1 Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price and the Series A-1 Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price and the Series A-1 Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price and the Series A-1 Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the

close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price and the Series A-1 Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price and the Series A-1 Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock or the Series A-1 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price and the Series A-1 Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock or the Series A-1 Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price or the Series A-1 Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price or Series A-1 Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $3.1383 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Series A Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least seventeen percent (17%) of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be

automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least seventeen percent (17%) of the shares of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Series A Preferred Stock are entitled to elect a Series A Director, the affirmative vote the Series A Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated as of January 17, 2020 by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least seventeen percent (17%) of the shares of Preferred Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware

General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**THIRTEENTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

**3.** That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

**4.** That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of January, 2020.

By: /s/ Steven Elliot Curd
Steven Elliot Curd, President

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SCAEVA TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF NOVEMBER, A.D. 2020, AT 1:19 O`CLOCK P.M.*

Jeffrey W. Bullock, Secretary of State

6885100 8100
SR# 20208210905

Authentication: 204013554
Date: 11-05-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

**CERTIFICATE OF AMENDMENT**
**TO THE**
**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
**OF**
**SCAEVA TECHNOLOGIES, INC.**

Scaeva Technologies, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law, as amended (the "***DGCL***"), does hereby certify as follows:

**FIRST**: The first paragraph of Article **FOURTH** of the Corporation's Amended and Restated Certificate of Incorporation of the Corporation (the "***Certificate of Incorporation***") is hereby amended and restated in its entirety as follows:

"**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 13,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 3,536,866 shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers, and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein."

**SECOND**: The first paragraph of Article **FOURTH**, Part B of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

"1,147,116 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and 2,389,750 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**." Collectively, the Series A Preferred Stock and the Series A-1 Preferred Stock are referred to herein as the "**Preferred Stock**." The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth."

**THIRD:** Except as explicitly amended by the foregoing amendments, all other provisions of the Certificate of Incorporation shall remain in full force and effect.

**FOURTH**: The foregoing amendments were duly adopted in accordance with Section 242 of the DGCL.

**FIFTH**: That this Certificate of Amendment to the Certificate of Incorporation shall be effective upon filing.

**IN WITNESS WHEREOF**, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 4th day of November, 2020.

**SCAEVA TECHNOLOGIES, INC.**

By:________________________
Name: Steven Elliot Curd
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:19 PM 11/04/2020
FILED 01:19 PM 11/04/2020
SR 20208210905 - File Number 6885100